                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                               HOMEFED CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)
                                    436919104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
-------------------------------------------------------------------------------

                       (Name, address and telephone number of person authorized to receive notices and communications)
                                OCTOBER 21, 2002
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 11 pages)


----------------------------------------------------------------------          ----------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
----------------------------------------------------------------------          ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
-----------------------------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [x]
                                                                                                                            (b) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

-----------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
-------------------------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                24,742,268
           SHARES
                               -----------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                      -0- (see Items 5 and 6)
          OWNED BY
                               ----------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                           24,742,268
          REPORTING
                               ----------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                 -0- (see Items 5 and 6)

-----------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:             24,742,268  (see Items 5 and 6)

-----------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  30.34%

-----------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:                          CO

-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Ian M. Cumming
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [x]
                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                 7,637,040
           SHARES
                               -----------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                  95,324 (see Items 5 and 6)
          OWNED BY
                               -----------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                            7,637,040
          REPORTING
                               -----------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                             95,324 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:              7,732,364 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.48%

------------------------------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  436919 10 4                                                     13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Joseph S. Steinberg
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------------------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [x]
                                                                                                                             (b) [_]
------------------------------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------------------------------------- ----------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------------------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
-------------------------------------------------------------------- ---------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                 7,163,269
           SHARES
                               -----------------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                  34,861 (see Items 5 and 6)
          OWNED BY
                               -----------------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                            7,163,269
          REPORTING
                               -----------------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                             34,861 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:              7,198,130 (see Items 5 and 6)

------------------------------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------------------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.83%

------------------------------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------------------------------------------------------------------------------------------------------------------------



               This Statement is Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by The Trust Under Agreement Dated August 14, 1998 between Leucadia National Corporation and Joseph A. Orlando, as Trustee, Ian M. Cumming and Joseph S. Steinberg, on August 24, 1998, as previously amended, relating to HomeFed Corporation, a Delaware corporation (the "Company"). Leucadia National Corporation is being added as a reporting person; Leucadia National Corporation, Ian M. Cumming and Joseph S. Steinberg are collectively the "Beneficial Owners." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 1.           Security and Issuer.
                  -------------------

               This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Company Common Stock"), of HomeFed Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

Item 2.           Identity and Background.
                  -----------------------

               (a)-(c) Leucadia National Corporation (Leucadia) is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, property and casualty insurance, manufacturing, winery operations, real estate activities and development of a copper mine. Approximately 34.8% of the common shares of Leucadia outstanding at April 11, 2002 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

               The following information with respect to each executive officer and director of Leucadia is set forth in Schedule A hereto: (i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

               (d)-(f) During the last five years, neither the Beneficial Owners, nor to their knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The 24,742,268 shares of Company Common Stock (the "Shares") were issued to Leucadia in addition to the payment of cash in the amount of $1,000,000 (the "Cash Consideration") in exchange for all of the issued and outstanding shares of capital stock of CDS Holding Corporation, a Delaware corporation ("CDS") pursuant to the Stock Purchase Agreement by and between Leucadia and the Company dated October 21, 2002, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 4.           Purpose of the Transaction.
                  --------------------------

               Leucadia's Board of Directors determined that it was desirable for Leucadia to realize its investment in CDS which, through it's majority owned indirect subsidiary, San Elijo Hills Development Company, LLC, is developing a master-planned community located in the City of San Marcos, in San Diego County, California. The Company's lack of cash liquidity resulted in it making an offer of the Shares and the Cash Consideration to Leucadia which Leucadia deemed acceptable.

               Additional information is included in the responses to Items 3 and 6 of this Schedule 13D, which Items are incorporated herein by reference.

               Subject to and depending upon availability at prices deemed favorable by the Beneficial Owners, Beneficial Owners, directly or through subsidiaries of Leucadia, may purchase additional shares of Company Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise. As stated above, Leucadia may consider increasing its ownership of Company Common Stock above current levels by proposing a merger or other business combination or otherwise, in which event its involvement may be through or together with entities in which it has an interest. However, pursuant to the Company's Restated Certificate of Incorporation, any increase in a Beneficial Owner's interest in Company Common Stock, as a holder of more than five percent (5%) of the Company's outstanding shares, must be approved by the Company's Board of Directors.

               Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

               (a) As of October 21, 2002, the Beneficial Owners beneficially owned the following shares of Company Common Stock:

               (i) Leucadia is the direct owner of 24,742,268 shares of Common Stock representing approximately 30.3% of the 81,550,844 shares of Company Common Stock of the Company outstanding after giving effect to issuances of Company Common Stock pursuant to the Stock Purchase Agreement (the "Outstanding Shares").

               (ii) Ian M. Cumming is the beneficial owner of 7,637,040 shares of Common Stock. Such shares of Common Stock represent approximately 9.4% of the Outstanding Shares as of October 21, 2002. Mr. Cumming has sole dispositive power over such shares of Common Stock. Mr. Cumming also may be deemed to be the beneficial owner of an additional 95,324 shares of Common Stock (approximately ..1%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 73,297 shares of Common Stock (less than .1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

               (iii) Joseph S. Steinberg is the beneficial owner of 7,163,269 shares of Common Stock. Such shares of Common Stock represent approximately 8.8% of the Outstanding Shares as of October 21, 2002. Mr. Steinberg has sole dispositive power over such shares of Common Stock. Mr. Steinberg also may be deemed to be the beneficial owner of an additional 34,861 shares of Common Stock (less than .1%) beneficially owned by his wife. The foregoing does not include an aggregate of 23,815 shares of Common Stock (less than .1%) beneficially owned by a private charitable foundation, of which Mr. Steinberg and his wife are trustees, as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an aggregate of an additional 893,258 shares of Common Stock (approximately 1.1%) beneficially owned by two trusts for the benefit of Mr. Steinberg's children.

               (iv) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

               (v) Except as set forth in Paragraph (i), (ii) and (iii) of this
Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Company Common Stock.

         (b)      Item 5(a) is incorporated herein by reference.

         (c) The information contained in Item 4 above is incorporated by reference.

         (d) Except as otherwise described herein, to the best knowledge of the Beneficial Owners, none of the persons identified pursuant to Item 2 above has effected any transactions in Company Common Stock during the past sixty days.

         (e) Not applicable.

         (f) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with
                -------------------------------------------------------------
                Respect to Securities of the Issuer
                -----------------------------------


                Leucadia has entered into a Registration Rights Agreement with the Company by which the Company has granted Leucadia certain rights to obligate the Company to register for sale under the Securities Act of 1933, as amended, shares of Company Common Stock issued to Leucadia (including the Shares). The Registration Rights Agreement is filed as Exhibit 2 hereto, and is incorporated herein by reference.

                Other than as set forth above or otherwise described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreements filed herewith as Exhibits 1 to 6.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                1. Stock Purchase Agreement, dated as of October 21, 2002, by and between HomeFed Corporation and Leucadia National Corporation, incorporated herein by reference to Exhibit 10.1 to HomeFed Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on October 22, 2002.

                2. Registration Rights Agreement, dated as of October 21, 2002, by and between HomeFed Corporation and Leucadia National Corporation, incorporated herein by reference to Exhibit 10.2 to HomeFed Corporation's Current Report on Form 8-K filed with the SEC on October 22, 2002.

                3. Second Amended and Restated Loan Agreement dated as of October 9, 2002, by and between HomeFed Corporation and Leucadia Financial Corporation incorporated herein by reference to Exhibit 10.3 to HomeFed Corporation's Current Report on Form 8-K filed with the SEC on October 22, 2002.

                4. Second Amended and Restated Variable Rate Secured Note dated as of October 9, 2002, incorporated herein by reference to Exhibit 10.4 to HomeFed Corporation's Current Report on Form 8-K filed with the SEC on October 22, 2002.

                5. Amended and Restated Line Letter dated as of October 9, 2002, by and between HomeFed Corporation and Leucadia Financial Corporation, incorporated herein by reference to Exhibit 10.5 to HomeFed Corporation's Current Report on Form 8-K filed with the SEC on October 22, 2002.

                6. Amended and Restated Term Note dated as of October 9, 2002, incorporated herein by reference to Exhibit 10.6 to HomeFed Corporation's Current Report on Form 8-K filed with the SEC on October 22, 2002.

                                    SIGNATURE
                                    ---------

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 23, 2002

                                         LEUCADIA NATIONAL CORPORATION


                                       BY: /s/ Joseph A. Orlando
                                          --------------------------------------
                                          Name: Joseph A. Orlando
                                          Title: Vice President




                                        Ian M. Cumming

                                        /s/ Ian M. Cumming
                                        ----------------------------------------




                                         Joseph S. Steinberg

                                        /s/ Joseph S. Steinberg
                                        ----------------------------------------

                                   SCHEDULE A

      Directors and Executive Officers of Leucadia
      --------------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of Leucadia, each person listed below is a United States citizen.



                                                    Directorships                              Principal Occupation or
      Name and Business Address                     and Offices                                Employment


      Ian M. Cumming                                Chairman of the Board                      Chairman of the Board
      c/o Leucadia National Corporation
      529 E. South Temple
      Salt Lake City, Utah  84102

      Joseph S. Steinberg                           President and Director                     President of Leucadia
      c/o Leucadia National Corporation
      315 Park Avenue South
      New York, NY 10010

      Paul M. Dougan                                Director                                   Director, President and Chief
      c/o Equity Oil Company                                                                   Executive Officer of Equity Oil
      10 West 300 South                                                                        Company (a company engaged in oil and
      Salt Lake City, Utah  84102                                                              gas exploration and production having
                                                                                               an office in Salt Lake City, Utah)

      Lawrence D. Glaubinger                        Director                                   Private Investor; President of
      c/o Lawrence Economic                                                                    Lawrence Economic Consulting Inc.,(a
      Consulting Inc.                                                                          management consulting firm)
      P.O. Box 3567
      Hallandale Beach, FL 33008

      James E. Jordan                               Director                                   Managing Director of Arnhold and S.
      c/o Arnhold and S. Bleichroeder                                                          Bleichroeder Advisers, Inc. (a
      Advisers, Inc.                                                                           company engaged in asset management
      1345 Avenue of the Americas                                                              services)
      New York, N.Y.  10105

      Jesse Clyde Nichols, III                      Director                                   Retired Investor
      4945 Glendale Road
      Westwood Hills, KS  66205




      Thomas E. Mara                                Executive Vice President                   Executive Vice President and
      c/o Leucadia National Corporation             and Treasurer                              Treasurer of Leucadia
      315 Park Avenue South
      New York, NY 10010

      Joseph A. Orlando                             Vice President and Chief                   Vice President and Chief Financial
      c/o Leucadia National Corporation             Financial Officer                          Officer of Leucadia
      315 Park Avenue South
      New York, NY 10010

      Mark Hornstein                                Vice President and Asst.                   Vice President and Asst. Secretary of
      c/o Leucadia National Corporation             Secretary                                  Leucadia
      315 Park Avenue South
      New York, NY 10010

      Barbara L. Lowenthal                          Vice President and                         Vice President and Comptroller of
      c/o Leucadia National Corporation             Comptroller                                Leucadia
      315 Park Avenue South
      New York, NY 10010

      H. E. Scruggs                                  Vice President                            Vice President of Leucadia
      c/o Leucadia National Corporation
      315 Park Avenue South
      New York, NY 10010

      Laura E. Ulbrandt                             Secretary                                  Secretary of Leucadia
      c/o Leucadia National Corporation
      315 Park Avenue South
      New York, NY 10010


